FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 27, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

/s/ Mark Laurie

By:
	Name	Mark Laurie
	Title:	Company Secretary

Date: 27 April 2006

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea 24 April 2006 2006 FIRST QUARTER PRODUCTION REPORT
Quarterly report for the three months ended 31 March 2006. All dollar figures refer to US dollars.
Operating Highlights
•	Quarterly gold production of 184,163 oz is the fifth highest quarterly production on record, and up from 171,695 oz in Q4 2005.

•	Material movements increased to 12.8 million tonnes, up 18% from 10.8 million tonnes in Q4 2005.

•	Gold grade continued to be high at 6.31 grams per tonne in the quarter.
Financial Highlights
•	Quarterly revenue exceeded $100 million for the first time.

•	Average realised gold price increased to $500/oz in the first quarter, up from $465 in Q4 2005. Average realised spot price of $560 an ounce, compared to market average of $554.

•	Hedge book reduced by 30,000 ounces as scheduled in the quarter.

•	Mining costs reduced to $1.80 per tonne.

•	Cost discipline maintained with gross cash costs of $340 per ounce for the first quarter. Total cash costs of $276 for the quarter.

•	Operating cash flow increased to $46.1 million for the quarter, compared with negative $35.3 million in the first quarter of 2005
Operating highlights
•	Management team strengthened.

•	Flotation expansion proceeding to plan.

•	Geothermal power expansion on track for completion by year end.
Outlook
•	On track for full year production of 670,000 oz, with approximately 70% to be sold at spot prices.

•	Gold grade to reduce in second quarter.

•	Annual maintenance shutdown to reduce production in second quarter to approximately 120,000 oz.

•	Second quarter revenues to benefit from continued strong gold price.
Quarterly Production
Gold production (oz, 000)

2006 First Quarter Production Report Page 1 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Mining performance improved markedly in the quarter.
MANAGING DIRECTOR’S REVIEW
The first quarter of 2006 was a good period for the company. Against a backdrop of sharply rising global gold prices, total production of 184,000 ounces was recorded for the quarter, which was well above plan, confirming the progress being made in lifting operational performance.
Quarterly production was the fifth highest since the commencement of the Lihir project some ten years ago, and benefited from improved mining rates, continued high gold grades and increased gold recoveries.
Production also was higher than initially planned due to the delay of the annual 10-day, total plant maintenance shutdown. Originally scheduled to commence on March 21, the shutdown was delayed until March 29 to facilitate tie-ins to the flotation expansion project, now under construction.
The effect of the rescheduling was to add 8.5 days of production to the first quarter, lifting output by approximately 17,000 ounces. Production in the second quarter, however, will be reduced accordingly. Nevertheless, underlying production rates have increased significantly and exceeded plan for the period.
Importantly, mining performance improved markedly in the quarter, with material movements increasing to 12.8 million tonnes from 10.8 million tonnes in the previous three months.
Material Movements
Quarterly Material Movements(Kt)
The focus of mining activity in the quarter was the further development of the Lienetz pit. Operations continued in the base of the pit as mining moved through the remaining segments of phase five, and more work was done on development of the next phase — phase seven — opening the pit to the north west. Operations in phase five were hampered by heavy rainfall and geothermal activity late in the quarter, which reduced tonnages of high grade ore. Phase seven development, however, was running well ahead of schedule, which should lead to the exposure of high grade ore earlier in the second half of the year, assisted by additional mining equipment to be commissioned in the second quarter.

2006 First Quarter Production Report Page 2 of 9

                                   LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Quarterly revenues exceeded $100 million for the first time.
Mining Costs Reducing
Mining costs per tonne ($US/t)
The combination of increased mining production and improved productivity led to a reduction in unit mining costs in the period to $1.80 a tonne, from $2.09 per tonne in the fourth quarter of 2005.
Gold grade was above expectation in the March quarter, providing higher than anticipated mill feed grade at 6.31 grams per tonne. However, grade is expected to reduce in the second quarter due to the stage of development of the pit.
Process plant throughput increased to 982,000 tonnes in the quarter. This was well above the previous quarter’s 711,000 tonnes, which was affected by the plant shutdown for one month due to the Kapit landslide. Recoveries were above 90%, benefiting from ore types which responded well to oxidation and leaching.
At a corporate level, the highlight of the period was the appointment of new senior staff to strengthen the management team and drive further operational improvements. A new Executive General Manager of Operations, Noel Foley, has been appointed on Lihir to oversee the day to day operations of the mine and the process plant. And a new General Manager of Corporate Development, Graham Folland, has been appointed to the Brisbane corporate office to identify and implement strategies for growth, both on the island of Lihir, and through evaluating potential merger and acquisition opportunities.
Further progress was made in the quarter in the development of the fiotation project. The fiotation circuit, which includes additional oxygen production capacity and milling equipment, remains on track for completion early in 2007. Work has commenced on the bulk earthworks for the mill and fiotation areas. Installation of the water supply pipeline and the critical tie-ins to the existing plant were completed during the recent maintenance shut down and other construction activities are well advanced.
Construction of the additional 20 megawatts of geothermal power generation capacity also is proceeding, with commissioning planned before year end. Steelwork for the powerhouse building is 80% complete and concrete foundations for the cooling tower in place.
Financial Performance
Revenues exceeded $100 million for the quarter for the first time, due to a combination of higher gold prices and strong production. Revenue for the quarter was $100.8 million, up from $76 million in the three months to December, 2005. During the quarter, 202,000 ounces were sold at an average cash price of $524 an ounce, up from $493 per ounce in the prior quarter. This included a run down of in-process inventory which was required ahead of the total plant shut-down.
Gross cash costs increased by 15% to $62.7 million for the quarter compared to the prior three months due to higher production, rising oil prices and costs associated with the plant shutdown. On a per ounce basis, gross cash costs were at $340 for the quarter. After deferral of waste mining costs and the costs associated with building economic grade ore stockpiles, total cash costs were $276 per ounce for the quarter.
Operating cash flow increased to $46.1 million for the quarter, boosted by higher production, reductions in inventory and rising gold prices.

2006 First Quarter Production Report Page 3 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Good progress is being made on revitalising the Lihir operation.
Outlook
Operations remain on track to achieve full year production of 670,000 ounces.
The delay in the total plant shutdown will contribute to a reduction in output in the three months to June 30. Gold grade is also anticipated to reduce in the current quarter to around 4 grams per tonne, due to the stage of development of the Lienetz pit requiring processing of higher tonnages of lower grade stockpiled ore. Total quarterly production is anticipated to be around 120,000 oz.
As foreshadowed at the release of the full year results for 2005, we are reviewing alternative avenues to further increase the scale of the Lihir operation to lift returns to shareholders. With 40 million ounces in resources including more that 20 million ounces in reserves, Lihir Gold is clearly able to sustain annual production at a rate of 1 million ounces or more. At the moment, we are mining ore at a rate of approximately 10 million tonnes per year, processing 4 million tonnes and stockpiling the remainder for milling after 2020. Clearly, an opportunity exists to lift processing rates, reduce unit costs and increase revenues, creating shareholder value.
A number of options are being considered, ranging from expansion of the grinding and fiotation circuits and increased oxygen production capacity, through to installation of additional autoclaves.
A desktop study of the various options has been completed, and we are commencing scoping studies on three alternatives to identify the most cost efficient and operationally effective approach.
A final decision on any expansion will require extensive technical and financial analysis. Further details will be provided once that analysis has been completed.
In the meantime, good progress is being made on revitalising the Lihir operation and building the platform for improved performance and increased returns for shareholders. Consequently I look forward to reporting a strong improvement in profit and cash flow for the full year.
Arthur Hood
Managing Director
Gold Production Accelerating
(oz, 000)

2006 First Quarter Production Report Page 4 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
OPERATIONS REVIEW
Production
(i) Mining
Material movements for the quarter increased to 12.8 million tonnes, up 18% from the prior three months to December and demonstrating an improvement in mining performance. Total ore mined increased to 1.1 million tonnes, from 1 million tonnes in the prior quarter, although high grade ore mined reduced to 506,000 tonnes, from 655,000 tonnes previously.
Improvements in shovel and barge fleet performance during the quarter led to greater haul truck productivity late in the period. The establishment of 12 metre benches in current development phases of the pit provided larger operational footprints enabling enhanced equipment productivity. Weather conditions also were generally favourable for most of the quarter.
Mining operations in the quarter were focused on the development of phase seven of Lienetz, which opens the pit to the north west and provides exposure to high grade ore to supply the plant towards the end of 2006. Development of phase seven is now running ahead of schedule. Operations at the bottom of the pit, in phase five, have been affected by geothermal outbursts and groundwater issues, which have delayed operations in that sector.
Overall ore grade exceeded expectations.
(ii) Processing
Quarterly gold production of 184,163 ounces was achieved, which was the fifth best quarter on record. Production was up significantly on the prior quarter’s 171,695 ounces, which was affected by the landslide.
The good first quarter outcome was due to a combination of strong mine performance, leading to consistent plant throughput, and high gold grade, at 6.31 grams per tonne.
Processing was higher than initially planned due to the delay of the 10 day plant maintenance shut down. The bulk of the shut down was rescheduled to April. Plant throughput in the first quarter, at 983,000 tonnes, was therefore significantly higher than plan.
Gold recovery increased to 90.4% due to the favourable characteristics of ore being treated.
EXPLORATION
Exploration in the period was focussed on infill drilling of segments of the Kapit and Minifie ore bodies, along with some grassroots exploration on the north-west side of the island.
A drilling programme to identify geothermal steam reserves commenced in the quarter.
FINANCIAL (UN-AUDITED)
Gold Revenue
Revenue for the quarter was $100.8 million, driven by near-record quarterly gold sales and higher gold prices.
During the three months, 201,676 ounces were sold at an average cash price of $524 an ounce. That included 171,676 ounces at an average realised spot price of $560, and 30,000 ounces delivered into hedges at $318 an ounce. Total gold sales exceeded production due to reductions in inventory ahead of the plant shut-down.
Bringing to account deliveries originally designated for the quarter prior to the 2005 hedge book reorganisation, together with movements in fair value of the hedge book, reduced stated revenues by $24 per ounce. These were non-cash movements.

2006 First Quarter Production Report Page 5 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Realised revenues for the quarter and comparisons with the previous quarter and year were:

All hedges are US	First Quarter	Fourth Quarter	First Quarter	2005 Year
dollar denominated	2006 ($/oz)	2005 ($/oz)	2005 ($/oz)	($/oz)
Cash sales	524	493	354	412
Deferred hedging gains / losses*	(24)	(28)	(179)	(32)
Total	500	465	175	380
Average spot price	560	503	426	469

*	Non-cash item relating to rolled out hedge contracts plus fair value gains and losses on the ineffective portion of all contracts.
Hedging and Gold Loan
The hedge book and gold loan commitment profile at 31 March is shown in the following table:

	Hedging and Gold Loan Position at
	Forwards		Bought Put Options		Sold Call Options		Gold Repayments
	Ounces	Price	Ounces	Price	Ounces	Price	Ounces
Q2 2006	40,000	$333.63	—	—	—	—	—
Q3 2006	62,500	$324.89	—	—	—	—	—
Q4 2006	55,000	$345.33	19,000	$315.00	19,000	$307.00	—
2006	157,500	$334.25	19,000	$315.00	19,000	$307.00	—
2007	115,000	$330.26	76,000	$315.00	76,000	$307.00	60,000
2008	145,000	$327.12	—	—	—	—	100,000
2009*	240,000	$371.67	—	—	—	—	130,000
2010*	240,000	$371.67	—	—	—	—	100,000
2011*	120,000	$371.67	13,000	$375.00	13,000	$375.00	90,000
2012	—	—	26,000	$375.00	26,000	$375.00	—
2013	—	—	26,000	$375.00	26,000	$375.00	—
Total	1,017,500	$354.85	160,000	$339.38	160,000	$334.63	480,000

*	The gross price for the Forwards in these years is shown. The price net of fees is $350.00.

2006 First Quarter Production Report Page 6 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
The total hedge book represents less than 6.5% of reserves and 3.1% of resources. During the first quarter the hedge book was reduced with the delivery of 30,000 ounces into hedge commitments, up from 10,000 oz in the fourth quarter of 2005. The company intends to continue its policy of delivering into its hedge commitments throughout 2006, however the vast bulk of production will be sold at spot prices.
The rising gold price during the quarter led to an increase in the negative mark-to-market value of the hedge book. At 31 March 2006 the mark-to-market value was negative $341.1 million based on a spot price of $586.28 per ounce. This compares with a value of negative $263.2 million, at a spot price of $517.38 per ounce, at 31 December 2005. In the current year, a further 176,500 ounces will be delivered into hedge commitments, equivalent to slightly more than a third of anticipated production for the remainder of 2006.
Expenses
Continued cost discipline remains a feature of the operation and was particularly evident in the mining division, where mining costs per tonne reduced to $1.80, from $2.09 in the prior period. The reduction was despite increases in input prices, particularly diesel, and was primarily driven by improved efficiency and productivity, leading to higher output.
Gross cash costs in the quarter totalled $62.7 million, up from $54.6 million in the fourth quarter of 2005.
Aggregate costs increased due to:
•	rising production, which led to higher processing costs

•	higher power costs, due to rising heavy fuel oil prices

•	incidental costs associated with preparation for the maintenance shut down.
On a unit basis, gross cash costs per ounce were broadly in line with expectations.
Cash Costs per Ounce

	First Quarter	Fourth Quarter	First Quarter	Change 1Q 2006	Change 1Q 2006
	2006 US$/oz	2005 US$/oz	2005 US$/oz	From 4Q 2005	From 1Q 2005
Gross cash cost	340	316	542	+8%	-37%
Deferred mining costs	(97)	(96)	(62)	—	—
Inventory transfers — cash	33	26	139)	—	—
Total cash costs	276	246	341	+12%	-19%

2006 First Quarter Production Report Page 7 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Production and Financial Data

					Change	Change
		First	Fourth	First	Q1 2006	Q1 2006
		Quarter	Quarter	Quarter	From	From
		2006	2005	2005	Q4 2005	Q1 2005
Mine — High grade ore mined	kt	506	655	464	-23%	+9%
Economic grade ore mined	kt	580	345	2,030	+68%	-71%
Material moved	kt	12,835	10,834	10,447	+18%	+23%
Mining costs per tonne moved	$/t	1.80	2.09	2.16	-14%	-17%
Processing — Ore milled	kt	982	711	803	+38%	+22%
Grade	g Au/t	6.31	8.54	4.41	-26%	+43%
Recovery	%	90.4	89	89.4	+2%	+1%
Gold poured	oz	184,163	171,695	101,370	+7%	+82%
Revenue — Gold sold	oz	201,676	163,047	68,500	+24%	+194%
Price — cash	$/oz	524	493	354	+6%	+48%
Price — cash & non-cash*	$/oz	500	465	175	+8%	+186%
Costs — Gross cash cost	$/oz	340	316	542	+8%	-37%
Deferred mining costs	$/oz	(97)	(96)	(62)	–	–
Inventory transfers — cash	$/oz	33	26	(139)	–	–
Total cash costs	$/oz	276	246	341	+12%	-19%
Depreciation & amortisation	$/oz	52	60	86	–	–
Inventory transfers — non-cash	$/oz	(5)	(8)	(3)	–	–
Total production costs	$/oz	323	298	394	+8%	-18%

*	Non-cash item includes fair value gains and losses on all contracts.

2006 First Quarter Production Report Page 8 of 9

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION
Contact for investor information:
Joe Dowling
Manager Investor Relations
Office: +61 7 3318 3308
Mobile: +61 4 2158 7755
Email: joe.dowling@lihir.com.pg
Web site: www.lihir.com.pg
Shareholder enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane Queensland 4000
Tel: 1300 552 270 or +61 3 9615 5970
Fax: +61 7 3229 9860
Web site: www.computershare.com
Email: john.lawlor@computershare.com.au
ADR depository:
The Bank of New York
101 Barclay St 22 West
New York 10286 USA
Tel: +1 212 815 8161
Fax: +1 212 571 3050
Web site: www.adrbny.com
Web site www.lihir.com.pg
Principal office
Level 7, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, Papua New Guinea
Corporate office
Level 9, AAMI Building
500 Queen Street
Brisbane Australia 4000
Stock exchange listings
Australian Stock Exchange (LHG)
NASDAQ National Market (LIHRY)
Port Moresby Stock Exchange (LHG)
Issued capital
The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 161,527,405 B class shares.
Directors
Ross Garnaut—Chairman
Arthur Hood—Managing Director
John O’Reilly
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Company Secretary
Mark Laurie
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.

2006 First Quarter Production Report Page 9 of 9